

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

<u>Via E-mail</u>
Ms. Jolanta Gajdzis
President and Chief Executive Officer and Chief Financial Officer
Dinamo Corp.
35 Frensham Walk, Farnham Common, Slough
Buckinghamshire SL2 3QF, UK

     RE: Dinamo Corp.
              Item 4.01 Form 8-K
              Filed June 12, 2014
              File No. 333-189550

Dear Ms. Gajdzis:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jeffrey Gordon

                        Jeffrey Gordon
                        Staff Accountant